EARNINGS PRESENTATION FOURTH QUARTER & FULL YEAR ENDED NOVEMBER 30, 2009 FEBRUARY 17, 2010 3:00 PM UK TIME Exhibit 99.2 seabed-to-surface

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February 17, 2010
slide 2
Forward-Looking Statements
Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities
Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,”
“estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate;
our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.
Given these factors, you should not place undue reliance on the forward-looking statements.

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February 17, 2010
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Highlights
Strong fourth quarter performance:
Continuing operations:
Revenue of $622 million
Adjusted EBITDA of $163 million
Adjusted EBITDA margin of 26.3%
Net income of $79 million
Diluted EPS of $0.39
Solid full year performance:
Continuing operations:
Revenue of $2,209 million
Adjusted EBITDA of $488 million
Adjusted EBITDA margin of 22.1%
Net income of $259 million
Diluted EPS of $1.29
Proposed dividend increased 5% to $0.23 per share, subject to shareholder approval at the 2010 AGM
Major contract awards worldwide have increased backlog to $2.8 billion;
excluding backlog relating to associates and joint ventures

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February 17, 2010
slide 4
2009 – positioned for profitable growth
Delivered on our commitments:
Outstanding execution of larger and more complex projects
Financial discipline:
Maintained a good project risk profile
Managed our cost base without compromising our long-term strategy
Reoriented resources towards key markets
Continued to build a strong cash position:
Financial discipline has enabled us to seize opportunities
Acquisition of Acergy Borealis, a versatile high specification deepwater ship, at a favourable price

seabed-to-surface February 17, 2010 slide 5 Acergy Borealis – post hull launch

J-LAY SYSTEM
PIPE ELEVATOR SYSTEM (PES)
TOP DECK
C-DECK
A-DECK
MAIN DECK
TWEEN DECK
BASE LINE

ELEVATION ON STARBOARD SIDE

Acergy

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February 17, 2010
slide 6
Brief technical details:
• Overall length 182m
• Breadth 46m
• Main crane capacity 5,000Te
• DP3 dynamic positioning system
• Steep-S single joint pipelay system
with 600Te capacity
• Double joint J-Lay system over the
side
• Work class ROVs
• DnV Class plus NMD Letter of
Compliance for worldwide operations
• Accommodation for up to 400 people
Acergy Borealis – final design

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February 17, 2010
slide 7
Oil price operating in ‘appropriate’ range with greater stability
Anticipate more activity in the Conventional market in West Africa, at good margins
Encouraged that certain major SURF contracts, delayed during 2009, are expected to come to market award
Given the size and complexity of these new major SURF projects – offshore installation expected to commence in late 2011 and beyond
Recent increase in tendering activity, particularly in the UK North Sea and
Gulf of Mexico, but pricing environment remains very competitive
Possible upside on Norwegian Continental Shelf, offshore activity beyond
2010
Medium-term fundamentals remain strong

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February 17, 2010
slide 8
$1.7 billion of backlog in hand for execution in 2010; supports 2010 guidance
Clear and focused strategy – growth expected to be driven by global SURF market while Conventional market in West Africa remains strong
Well placed to combine our competitive strengths of high calibre engineering and project management skills, together with our high quality assets to capture future growth opportunities
Acquisition of Acergy Borealis represents key milestone in ongoing fleet enhancement programme
Maintained strategic focus, aligned resources to be able to exploit new opportunities as our markets return to growth in the medium-term
Building our future

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February 17, 2010
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Financial Highlights
Three-Months Ended
In $ millions, except share and per share data
Nov.30,
2009
Unaudited
Nov.30,
2008
Unaudited
Continuing operations:
Revenue 621.9 567.9
Adjusted EBITDA
(a)
163.3 135.1
Net operating income 113.5 102.7
Taxation (40.4) (45.8)
Income – continuing operations 78.7 89.9
Net income – discontinued operations 2.4 1.5
Net income 81.1 91.4
Earnings per share – diluted
Continuing operations 0.39 0.44
Discontinued operations 0.01 0.01
Net earnings 0.40 0.45
Weighted average number of  common shares and common
share equivalents outstanding - diluted
206.2m 204.7m
Refer to appendix for Adjusted EBITDA definition and reconciliation to Net operating income and Net income.
(a)

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February 17, 2010
slide 10
Regional Performance – continuing operations
649
67
843
192
Revenue Net operating income
FY09 FY08
164
36
226
65
Revenue Net operating income
Q409 Q408
Year ended Nov.30 Quarter ended Nov.30
$m
Territory 1 - Acergy Northern Europe and Canada
Fourth Quarter 2009:
As expected, lower activity levels during the quarter compared to Q4 2008 reflecting ongoing challenging market environment
Good operational progress on Ormen Lange, Gjoa, DONG Nini East, Norne and Deep Panuke
Successful early completion of Ormen Lange in the quarter
Net operating income for Q4 2008 included $33 million credit on Norwegian defined benefit pension scheme
Commercial negotiations on Marathon Volund Project continue

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February 17, 2010
slide 11
Regional Performance – continuing operations
Year ended Nov.30 Quarter ended Nov.30
$m
Territory 1 - Acergy Asia and Middle East
206
38
181
14
Revenue Net operating income
FY09 FY08
62
10
45
2
Revenue Net operating income
Q409 Q408
Fourth Quarter 2009:
Good operational progress on projects, including BHP Pyrenees, Bluewater Al Sheehan and
Pluto - which remained in early stages
SapuraAcergy JV delivered a positive contribution in the quarter and for the fiscal year

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February 17, 2010
slide 12
Regional Performance – continuing operations
Year ended Nov.30 Quarter ended Nov.30
$m
Territory 2 - Acergy Africa and Mediterranean
1,000
171
1,176
184
Revenue Net operating income
FY09 FY08
320
65
208
23
Revenue Net operating income
Q409 Q408
Fourth Quarter 2009:
Good progress on a number of major projects, including Block 15, EPC4A, Angola LNG and
PazFlor, together with a good contribution from Sonamet
Good utilisation of regional vessels, including Acergy Polaris and Acergy Legend which were in planned dry-dock for Q4 2008
A number of major projects in this segment remain in early stages
No major projects completed during the quarter

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February 17, 2010
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Regional Performance – continuing operations
Year ended Nov.30 Quarter ended Nov.30
$m
Territory 2 - Acergy North America and Mexico
58
26
4
11
Revenue Net operating income
FY09 FY08
11
9
2
4
Revenue Net operating income
Q409 Q408
Fourth Quarter 2009:
Good contribution from ultra-deep Perdido Project and Hess Conger Project, which completed during the quarter
Successful completion of cross-regional Frade SURF Project

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February 17, 2010
slide 14
Regional Performance – continuing operations
Year ended Nov.30 Quarter ended Nov.30
$m
Territory 2 - Acergy South America
289
38
320
23
Revenue Net operating income
FY09 FY08
64
13
7
91
Revenue Net operating income
Q409 Q408
Fourth Quarter 2009:
Anticipated lower activity levels partly offset by good contribution from the Frade Project, which completed offshore operations
Three ships on long-term service arrangements achieved full utilisation
Successful completion of cross-regional Frade SURF Project

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February 17, 2010
slide 15
Regional Performance – continuing operations
Year ended Nov.30 Quarter ended Nov.30
$m
Corporate
8
3
38
(2)
FY09 FY08
2
1
(21)
(4)
Q409 Q408
Fourth Quarter 2009:
Revenue reflected personnel services and related costs charged to the SapuraAcergy JV
Lower contribution from NKT Flexibles and Seaway Heavy Lifting JVs
Lower utilisation of corporate vessels, partially offset by reduction in administrative expenses
Revenue Net operating
income
Revenue
Net operating
(loss) / income

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February 17, 2010
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Financial Highlights
Twelve-Months Ended
In $ millions, except share and per share data
Nov.30,
2009
Audited
Nov.30,
2008
Audited
Continuing operations:
Revenue 2,208.8 2,522.4
Adjusted EBITDA
(a)
488.3 573.0
Net operating income 342.7 460.8
Taxation (102.8) (162.6)
Income – continuing operations 258.5 329.7
Net income / (loss) – discontinued operations 7.2 (22.5)
Net income 265.7 307.2
Earnings / (loss) per share – diluted
Continuing operations 1.29 1.70
Discontinued operations 0.04 (0.11)
Net earnings 1.33 1.59
Weighted average number of  common shares and common
share equivalents outstanding - diluted
183.8m 207.5m
(a)
Refer to appendix for Adjusted EBITDA definition and reconciliation to Net operating income and Net income.

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February 17, 2010
slide 17
In $ millions
Three-Months Ended Twelve-Months Ended
Nov.30, 2009 Nov.30, 2009
Net income – total operations
81.1 265.7
Depreciation and amortisation 35.3 131.1
Impairment 15.6 15.6
Other non cash items from operations 106.1 96.6
Changes in working capital
(76.9) 37.1
Net cash from operating activities 161.2 546.1
Capital expenditure
Payment for intangible assets
Proceeds from sale of assets (net of costs of sale)
Advances to associates & JVs
Dividends from associates & JVs
Increase in investment in non-consolidated JVs
(34.9)
(4.6)
0.1
0.1
20.6
(20.6)
(171.8)
(4.6)
73.6
(5.0)
28.0
(20.6)
Net cash from investing activities (39.3) (100.4)
New borrowings
1.5 2.8
Exercise of share options
0.7 1.6
Interest paid on convertible note
(5.7) (11.3)
Dividends paid to shareholders - (40.2)
Dividends paid to minority interests
- (4.9)
Net cash from financing activities (3.5) (52.0)
Effect of exchange rate changes on cash 17.7 44.5
Change in cash and cash equivalents  136.1 438.2
Cashflow Highlights

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February 17, 2010
slide 18
Balance Sheet Highlights
In $ millions as at
November
30, 2009
Audited
November
30, 2008
Audited
Property, plant and equipment
821.8
907.6
Interest in associates and joint ventures
190.3
140.2
Trade and other receivables
297.9
354.5
Assets held for sale
263.6
75.5
Other accrued income and prepaid expenses
212.8
233.5
Cash and cash equivalents
907.6
573.0
Other assets
139.1
186.8
Total assets
2,833.1
2,471.1
Total equity
1,099.2
801.4
Non-current portion of borrowings
415.8
409.2
Trade and other payables
624.1
651.6
Deferred revenue
279.8
305.6
Current tax liabilities
97.9
69.1
Liabilities directly associated with assets held for sale
174.9
-
Other liabilities
141.4
234.2
Total liabilities
1,733.9
1,669.7
Total equity and liabilities
2,833.1
2,471.1
(2)
These figures have been extracted from the Audited Consolidated Financial Statements for 2009 and 2008.
As at November 30, 2009 cash balances of $907.6 million exclude $103.6 million relating to Sonamet which as at this date is classified as an asset held for sale.
(1)
(1)
(2)
(1)

seabed-to-surface February 17, 2010 slide 19 Appendices

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February 17, 2010
slide 20
Major Project Progression
Continuing Projects >$100m, between 5% and 95% complete as at November 30, 2009 -
excl. long-term ship charters
0% 20% 40% 60% 80% 100%
Mexilhao (Brazil)
Pluto (Australia)
Deep Panuke (Canada)
Block 17/18 (Angola)
ALNG (Angola)
PazFlor (Angola)
EPC4A (Nigeria)
Block 15 (Angola)
Moho Bilondo (Congo)
Acergy AFMED Acergy NEC Acergy AME Disc. Operations

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February 17, 2010
slide 21
Backlog Analysis – continuing operations
Backlog by Region
11%
6%
66%
17%
0%
20%
40%
60%
80%
100%
Nov.30.09
SAM
AFMED
AME
NEC
Backlog by Award Date
2006
11%
2009
46%
2008
34%
2007
9%
Backlog by Execution Date
2011
27%
2012+
13%
2010
60%
In $ millions as at: Nov.30.09 Aug.31.09 Nov.30.08
Backlog
(1)
2,848 2,628 2,511
Pre-Backlog
(2)
249 42 149
(1)
Backlog excludes amounts related to discontinued operations as of Nov.30.09: $43 million, Aug.31.09: $72 million, Nov.30.08: $114 million
(2)
Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

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February 17, 2010
slide 22
Segmental Analysis – continuing operations
For the three months
ended Nov.30.09
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 163.5 62.0 320.1 11.0 63.5 1.8 621.9
Net operating income / (loss) 36.3 10.4 65.4 9.2 13.2 (21.0) 113.5
   Investment income 1.6
   Other gains  12.5
   Finance costs (8.5)
Net income before taxation from continuing operations  119.1

For the three months
ended Nov.30.08
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 226.1 45.0 207.7 1.8 90.9 (3.6) 567.9
Net operating income  65.4 2.1 22.8 3.9 7.4 1.1 102.7
    Investment income 4.3
    Other gains 34.9
    Finance costs (6.2)
Net income before taxation from continuing operations 135.7

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February 17, 2010
slide 23
Segmental Analysis – continuing operations

For the twelve months
ended Nov.30.09
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 648.8 206.0 999.7 57.8 288.8 7.7 2,208.8
Net operating income 67.4 37.8 171.3 26.0 37.5 2.7 342.7
   Investment income 6.4
   Other gains  43.6
   Finance costs (31.4)
Net income before taxation from continuing operations  361.3

For the twelve months
ended Nov.30.08
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 843.1 180.8 1,175.9 4.4 320.1 (1.9) 2,522.4
Net operating income  192.0 14.4 183.7 10.5 22.6 37.6 460.8
    Investment income 17.9
    Other gains 44.1
    Finance costs (30.5)
Net income before taxation from continuing operations 492.3

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February 17, 2010
slide 24
Positive contribution for fiscal year 2009
Regional Performance – discontinued operations
Year ended Nov.30 Quarter ended Nov.30
$m
Discontinued Operations
115
16
(23)
282
FY09 FY08
30
5
105
4
Revenue Net operating income
Q409 Q408
Revenue Net operating
income/(loss)
Positive contribution for the quarter from the Mexilhao Trunkline Project

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February 17, 2010
slide 25
Adjusted EBITDA
(a)
                      The Group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment and intangibles. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations.  Management believes that Adjusted
EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International
Financial Reporting Standards (“IFRS”) as issued by the IASB nor as adopted for use in the European Union.  These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as they eliminate the effects of financing and depreciation.  Adjusted
EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Group’s performance. However, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies.  Such supplementary adjustments to
EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the
“SEC”) that apply to reports filed under the Securities Exchange Act of 1934.  Accordingly, the SEC may require that Adjusted EBITDA and Adjusted
EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the Group’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the Group’s liquidity.  The reconciliation of the Group’s net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.  This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment and intangibles.  Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within
Acergy’s industry.  Adjusted EBITDA for discontinued operations is calculated as per methodology outlined above.  Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.
Adjusted EBITDA:

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February 17, 2010
slide 26
Reconciliation of Net Income to Adjusted EBITDA
Three-Months Ended
November 30, 2009
Three-Months Ended
November 30, 2008
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income
78.7 2.4 81.1 89.9 1.5 91.4
Depreciation and amortisation
35.2 0.1 35.3 30.6 2.0 32.6
Impairments
14.6 1.0 15.6 1.8 (13.3) (11.5)
Investment income (1.6) - (1.6) (4.3) - (4.3)
Other gains and losses (12.5) (0.6) (13.1) (34.9) 1.7 (33.2)
Finance costs 8.5 - 8.5 6.2 1.0 7.2
Taxation 40.4 2.8 43.2 45.8 (0.7) 45.1
Adjusted EBITDA 163.3 5.7 169.0 135.1 (7.8) 127.3
Revenue  621.9 29.5 651.4 567.9 104.7 672.6
Adjusted EBITDA % 26.3% 19.3% 25.9% 23.8% (7.4%) 18.9%
Twelve-Months Ended
November 30, 2009
Twelve-Months Ended
November 30, 2008
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income  / (loss)
258.5 7.2 265.7 329.7 (22.5) 307.2
Depreciation and amortisation
131.0 0.1 131.1 110.4 8.0 118.4
Impairments
14.6 1.0 15.6 1.8 (13.3) (11.5)
Investment income
(6.4) - (6.4) (17.9) - (17.9)
Other gains and losses
(43.6) 1.6 (42.0) (44.1) 1.1 (43.0)
Finance costs
31.4 - 31.4 30.5 1.0 31.5
Taxation
102.8 6.7 109.5 162.6 (2.1) 160.5
Adjusted EBITDA 488.3 16.6 504.9 573.0 (27.8) 545.2
Revenue  2,208.8 114.8 2,323.6 2,522.4 281.8 2,804.2
Adjusted EBITDA % 22.1% 14.5% 21.7% 22.7% (9.9%) 19.4%

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February 17, 2010
slide 27
Reconciliation of Net Operating Income to
Adjusted EBITDA
Three-Months Ended
November 30, 2009
Three-Months Ended
November 30, 2008
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income
113.5 4.6 118.1 102.7 3.5 106.2
Depreciation and amortisation 35.2 0.1 35.3 30.6 2.0 32.6
Impairments
14.6 1.0 15.6 1.8 (13.3) (11.5)
Adjusted EBITDA 163.3 5.7 169.0 135.1 (7.8) 127.3
Revenue  621.9 29.5 651.4 567.9 104.7 672.6
Adjusted EBITDA % 26.3% 19.3% 25.9% 23.8% (7.4%) 18.9%
Twelve-Months Ended
November 30, 2009
Twelve-Months Ended
November 30, 2008
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income / (loss)
342.7 15.5 358.2 460.8 (22.5) 438.3
Depreciation and amortisation
131.0 0.1 131.1 110.4 8.0 118.4
Impairments
14.6 1.0 15.6 1.8 (13.3) (11.5)
Adjusted EBITDA 488.3 16.6 504.9 573.0 (27.8) 545.2
Revenue  2,208.8 114.8 2,323.6 2,522.4 281.8 2,804.2
Adjusted EBITDA % 22.1% 14.5% 21.7% 22.7% (9.9%) 19.4%